

February 16, 2011

Mr. Richard D. Fairbank
Chairman, Chief Executive Officer, and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

  **Re: Capital One Financial Corporation**
    **Form 10-K for Fiscal Year Ended**
    **December 31, 2009**
    **Filed February 26, 2010**
    **Forms 10-Q for Fiscal Quarters Ended**
    **March 31, 2010, June 30, 2010, and September 30, 2010**
    **File No. 001-13300**

Dear Mr. Fairbank:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,


       Amit Pande
       Accounting Branch Chief